LEE ENTERPRISES, INCORPORATED INSIDER TRADING POLICY

This Insider Trading Policy describes the standards for Lee Enterprises, Incorporated and its subsidiaries (the "Company") on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers and employees and their respective immediate family members of the Company, and the second part imposes special additional trading restrictions applicable to all (i) directors of the Company, (ii) executive officers of the Company (together with the directors, "Company Insiders") and (iii) certain other employees that the Company may designate from time to time because of their position, responsibilities or their actual or potential access to material information (collectively, "Covered Persons").

One of the principal purposes of the federal securities laws is to prohibit "insider trading." Insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to trade Company securities or the securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by any person, if the information involved is "material" and "nonpublic." These terms are defined below. These prohibitions apply to any director, officer or employee who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I — General Rule

1. Applicability

This Policy applies to all trading or other transactions in (i) the Company's securities as well as derivative securities relating to any of the Company's securities, and (ii) the securities of other companies where the person trading used information obtained while working for the Company.

This Policy applies to all employees and officers of the Company, all members of the Company's board of directors, and each of their respective family members.

2. General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a) No director, officer or employee or any of their immediate family members may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined below.)

(b) No director, officer or employee or any of their immediate family members who knows of any material nonpublic information about the Company may communicate that information to ("tip") any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.

(c) No director, officer or employee or any of their immediate family members may purchase or sell any security of any other company while in possession of material nonpublic information that was obtained in the course of his or her involvement with the Company. No director, officer or employee or any of their immediate family members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.
(d) Covered persons should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information they have reason to believe is material and nonpublic without approval of the Compliance Officer (defined below).

(e) Covered Persons must "pre-clear" all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

3. Definitions

(a) Material. Insider trading restrictions come into play only if the Covered Persons possess "material information." However, "materiality" is a relatively low threshold in this instance. Information is generally regarded as "material" if it has market significance, i.e., if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Examples of information likely to be considered material includes, but is not limited to:

i.significant changes in the Company's prospects;

ii.significant write-downs in assets or increases in reserves;

iii.developments regarding significant litigation or government agency investigations;

iv.liquidity problems;

v.changes in earnings estimates or unusual gains or losses in major operations;

vi.major changes in the Company's management or the board of directors;

vii.changes in dividends;

viii.extraordinary borrowings;

ix.major changes in accounting methods or policies;

x.award or loss of a significant contract;

xi.cybersecurity risks and incidents, including vulnerabilities and breaches;

xii.changes in debt ratings;

xiii.proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

xiv.offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

If you are uncertain whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in securities to which that information relates.

(b) Nonpublic. Insider trading prohibitions come into play only when the information is material and "nonpublic." To be "public" the information must have been disseminated in a manner designed to reach investors generally. Even after public disclosure of information about the Company, Covered Persons shall wait until the close of business on the second trading day after the information was publicly disclosed before the information can be treated as public.

If you are uncertain whether information is considered public, you should consult with the Compliance Officer before making any decision to disclose such information or trade in securities to which that information relates.

(c) Compliance Officer. The Company has appointed the Chief Financial Officer as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

i.assisting with implementation and enforcement of this Policy;
ii.circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
iii.pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth below; and
iv.providing a reporting system with an effective whistleblower protection mechanism.

4. Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the person(s) to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,301,065 (annually adjusted for inflation) or three times the amount of the profits gained or losses avoided. The SEC can seek penalties from a company and/or its management and supervisory personnel as control persons, even if the violation results in little or no profit.

(b) Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause and ineligibility for future participation in our 2020 Long-Term Incentive Plan (Effective February 19, 2020) (the "2020 Plan") or termination.

PART II — Company Restrictions

1. Blackout Periods

All Covered Persons are prohibited from trading in the Company's securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at the close of the market on two weeks before the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company's financial results are publicly disclosed. Covered Persons generally possess or are presumed to possess material nonpublic information about the Company's financial results during this period.

(b) Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

2. Trading Window

Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-Clearance of Securities Transactions

(a) Because Company Insiders are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window, without first pre-clearing all transactions in the Company's securities.

(b) No Company Insider may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

4. Prohibited Transactions

(a) Company Insiders are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Covered Persons, including any person's spouse, other persons living in such person's household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:

(i) Short-term trading. Company Insiders who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase, including those securities purchased or acquired pursuant to the 2020 Plan. This prohibition includes, but is not limited to:

•Increasing the amount of a 2020 Plan election to purchase Company stock within six months of a decrease in the amount of an election to purchase stock.

•Instructing the administrator of the 2020 Plan to dispose of shares if they have made a new election to increase their investment in Company stock in the 2020 Plan within the prior six months.

Provided Company Insiders do not decrease the amount of the elections to purchase stock, they can continue to increase the amounts of funds they invest in Company stock more frequently than six months. After six months has elapsed since the last increase, executive officers can then begin to decrease the amounts invested in Company stock or dispose of the stock if the 2020 Plan permits and continue to elect to decrease their elections or dispose of the stock more frequently than six months.

(ii) Short sales.

(iii) Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company's securities;

(iv) Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(v) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5. Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION
The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

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(Signature)

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(Please print name)

Date: __________________________________